

Unlocal Beer Company is a new craft beer taproom opening in Milwaukee in May 2020.



Unlocal Beer Company is bringing a exclusive experience to craft beer consumption in Milwaukee. Milwaukee is full of great breweries, big and small, and a lot of bars are introducing guest taps from craft breweries in Wisconsin and a few from far away. But, rather than brewing our own beer, Unlocal acts as a medium for providing Milwaukee residents with craft beer otherwise unavailable in Wisconsin. Unlocal Beer Company will be the first taproom in Milwaukee to serve craft beer exclusively from small breweries outside Wisconsin. A total of eight breweries will be featured on tap at once, each showcasing a different state and style of beer. Other products from these microbreweries will also be available for purchase in six packs. Featured breweries will rotate regularly, so the taproom will always have something new for frequent customers.


Unlocal
REVIVAL BREWING CO
CLEVER GIRL
PALOMA-STYLE SOUR ALE
REVIVAL
BREWING CO.
4 NOSES
BREWING COMPANY
PINEAPPLE VELVET
4 NOSES
BREWING COMPANY
PINEAPPLE VELVET
SNAKE
HANDLER
DOUBLE INDIA PALE ALE

We already have been in touch with breweries that are interested in entering the Milwaukee market through Unlocal such as:
Revival Brewing from Cranston Rhode Island, they have a grapefruit flavoured sour beer called Clever Girl.
4 noses brewing in Broomfield, Colorado has a pineapple and vanilla milkshake style IPA available calle Pineapple Velvet.
Good People Brewing in Birmingham, Alabama which makes one of my personal favorites, the Snake Handler double IPA.




So how does this all work, why is no one else doing this? Beer is typically distributed in a 3-tier system, meaning a distributor orders product from the breweries and sells them to retail stores and bars in their area. Prices are marked up between the brewery and the distributor, and then again between the distributor and the bar. At Unlocal we're taking a different approach. Due to Wisconsin's unique alcohol control and distribution laws we are able to make purchases directly from breweries around the country and ship product to our store in Milwaukee. Because we are buying directly from breweries, we avoid the distributor markup and are able to absorb the shipping costs.



Here you can see a breakdown of costs for our draft beer products. This is showing the percentage of each beer sale that contributes to the cost of the beer itself, the transportation, and how much is retained in gross profit. The percentage and costs vary based on drink size (left). Unlocal will be serving a 16 ounce Pint, a 10 ounce Snifter, a 5 ounce taster, and also offer a flight which consists of 4 different 5 ounce tasters. The prices for these products will vary based on the beer style and how far they are being shipped from, but averages are used in this diagram. The red section represents the cost of the beer and other factors associated with standard pour cost. The yellow represents the transportation costs that are added which leaves our final pour cost between 23-35% compared to the industry craft beer average of 25-30%.

Although the largest quantity of product we sell (the pint) have the highest pour cost percentage, the standard pint is priced competitively against other Milwaukee craft beer bars and breweries. One of Unlocal's core brand values is accessibility, and bringing in these products at competitive prices allows everyone to be able to afford coming to Unlocal.



We will not be providing food service at Unlocal, but that doesn't mean customers won't be able to eat. We are working with 2nd Kitchen, a company that lets business that don't serve food to enable their customers to order food from around the area and have it delivered to their table in the taproom. Working with 2nd Kitchen allows our customers to enjoy great local food with streamlined service, without any additional costs to Unlocal.



GENERAL MANAGER

OPERATIONS
MARKETING
ACCOUNTING
PURCHASING
TRANSPORTATION

TAPROOM MANAGER

SUPERVISE TAPROOM STAFF
TRACK CUSTOMER TRENDS
GENERATE SALES REPORTS
TAPROOM OPERATIONS
MAINTENANCE & SERVICE

TAPROOM STAFF

ENGAGING CUSTOMERS
PRODUCT KNOWLEDGE

Andrew Jerry's professional career has been focused on designing customer experiences. With a background in entertainment & theatrical design, his work is the intersection of creative ideas and practical application. As a young business owner, Andrew brings a fresh perspective that aligns well with a millennial audience. His career has also included extensive traveling across the U.S., which has molded a desire to see his favorite local craft beer from around the country in one place. His past experience includes project & team management, construction, engineering, and drinking lots of good beer.

Andrew will fulfill the role of General Manager and oversee all operations, including all marketing plans, managing finances of the business, purchasing beer and finding new breweries that fit in with the taproom rotation, and scheduling product shipments.

With 5 years of experience in the bar industry, John Karwecki will fulfill the role of taproom manager. He will oversee the day to day operations of the taproom, including managing the taproom staff, tracking popular products, and maintaining clean beer lines to assure all products served to customers are of the highest quality.

4-5 part time taproom staff will be selected to serve customers, with more staff added as demand grows. All staff members will be educated on the products coming into the taproom, so that they can better recommend products to customers. Employee recommendations of similar products from the selection of cans & bottles will encourage packaged sales as well.



Here is an overview of our timeline. After investments are secured, we will begin designing the taproom and construction will start soon after. Product shipments will begin soon before opening the taproom.



If you have any questions, Andrew is available by email
andrew@unlocalbeerco.com or by phone at 310-922-9403.